Exhibit 99.1

NEWS RELEASE

Toronto, August 8, 2018

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q2 Results

New Strategic Relationship with Continental Resources

“We are pleased to have entered into a first-of-its-kind mineral rights acquisition relationship with Continental Resources, Inc.  Continental is the leading operator in the SCOOP and STACK oil & gas plays in Oklahoma,” commented David Harquail, CEO.  “We are excited to be able to work together to grow our royalty revenues effectively through grass-roots acquisitions.”

“For 2018, we are increasing our oil & gas guidance while at the same time modestly tempering our guidance for our mining assets. Our precious metals stream at Candelaria is temporarily producing largely from stockpiles.  For 2019, we expect improved production from Candelaria and to benefit from the ramp-up of our major precious metals stream at Cobre Panama.  We also expect on-going growth from our U.S. oil & gas assets complimented by our new Continental relationship.”

Q2/2018 Financial Highlights

•	$161.3 million in revenue
•	107,333 Gold Equivalent Ounces[1] (“GEOs”) sold
•	$126.3 million of Adjusted EBITDA[2] or $0.68 per share
•	$53.6 million of net income or $0.29 per share
•	$53.7 million of Adjusted Net Income[3] or $0.29 per share
•	$158.4 million in working capital at quarter-end and no debt

Revenue and GEOs by Asset Categories
	Q2/2018		Q2/2017
	GEOs	Revenue	GEOs	Revenue
	#	(in millions)	#	(in millions)
Precious Metals
Gold	83,870	$108.6	92,706	$116.5
Silver	14,147	18.1	18,139	22.8
PGMs	7,546	9.6	8,801	11.0
Precious Metals - Total	105,563	$136.3	119,646	$150.3
Other Mining Assets	1,770	2.3	2,895	3.7
Oil & Gas	—	22.7	—	9.6
	107,333	$161.3	122,541	$163.6

For Q2/2018, revenue was sourced 84.5% from precious metals (67.3% gold, 11.2% silver and 6.0% PGM) and 80.9% from the Americas (39.6% Latin America, 22.1% U.S., and 19.2% Canada).  Operating costs and expenses decreased year-over-year due to lower stream GEOs sold during the quarter. Oil & Gas revenue increased 136.5% year-over-year, reflecting the additional contributions from the SCOOP/STACK, Midland, Delaware and Orion royalties, higher prices and increased payments from Weyburn.  Cash provided by operating activities was $111.3 million, a decrease of 12.0% compared to Q2/2017.

Corporate Updates

•

Strategic Relationship with Continental Resources, Inc.:  On August 6, 2018, Franco-Nevada announced that it had entered into a strategic relationship with Continental Resources, Inc. to acquire mineral rights in the SCOOP and STACK plays of Oklahoma. Franco-Nevada is contributing $220 million for the acquisition of existing mineral rights owned by a subsidiary of Continental and has committed, subject to satisfaction of agreed upon development thresholds, to spend up to $100 million per year over the next three years to acquire additional mineral rights through a newly-formed company.

•

2018 Guidance:  With a better than expected contribution from its previously acquired U.S. assets and stronger oil prices, Franco-Nevada now expects to generate $65 million to $75 million in revenue from oil & gas for 2018. This compares with the original 2018 guidance of $50 million to $60 million.

The benefit of the positive performance of the oil & gas portfolio however will be offset by a downward revision to the 2018 GEO guidance. Franco-Nevada now expects from its mining assets in 2018, attributable royalty and stream production to total 440,000 to 470,000 GEOs mainly due to reduced deliveries from the Candelaria stream.  While decreased grades were expected as part of Lundin Mining Corporation’s updated mine plan following a pit slide last year, the impact on 2018 gold and silver production was greater than anticipated. This is a reduction from the original 2018 mining asset guidance of 460,000 to 490,000 GEOs. Production from the Candelaria stream is expected to recover in 2019.

In forecasting GEOs for 2018, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,250/oz Au, $16.00/oz Ag, $850/oz Pt and $950/oz Pd.  The WTI oil price in the updated guidance is assumed to average $65 per barrel with a $4.80 per barrel price differential between the Edmonton Light and realized prices for Canadian oil.

•

5-Year Oil & Gas Outlook:  As a result of stronger oil prices and recently completed and announced asset acquisitions, including the Continental transaction, Franco-Nevada is revising its longer term oil & gas revenue outlook, resulting in an increase from previously announced guidance in March 2018 of $80 million to $90 million in revenue by 2022 (at a $55 per barrel WTI oil price assumption) to updated guidance of $120 million to $140 million in revenue by 2022 (at a $65 per barrel WTI oil price assumption).

•

Cobre Panama:  Franco-Nevada, through a subsidiary, funded the additional precious metals stream on the Cobre Panama project for $356.0 million on March 16, 2018.  Franco-Nevada now has exposure to the precious metals produced from 100% of the ownership of the Cobre Panama project.

Q2/2018 Portfolio Updates

•

Precious Metals — Latin America: GEOs from Latin American precious metals assets decreased 18.1% year-over-year, with 49,606 precious metal GEOs earned in Q2/2018, reflecting decreased deliveries from Candelaria, Antamina and Antapaccay. First payments from the Cerro Moro royalty were received in Q2/2018.

•

Cobre Panama (gold and silver stream) – During Q2/2018, a Franco-Nevada subsidiary contributed $89.2 million of its share of construction capital for the Cobre Panama project.  The company at quarter-end has contributed $886.0 million of its total maximum $1 billion commitment for the construction of Cobre Panama.  For the remainder of 2018, Franco-Nevada expects to fund the balance of the $1 billion deposit.  Recently, First Quantum announced plans to expand throughput capacity to 85 million tonnes per annum and a potential further increase to 100 million tonnes per annum after 2022. As of the end of Q2/2018, First Quantum estimates that the project is 76% complete and continues to anticipate phased commissioning during 2018 and ramp-up during 2019.

•	Cerro Moro (2% royalty) – Yamana declared commercial production at Cerro Moro on June 26, 2018. Franco-Nevada recorded its first revenue from the asset during the quarter.
•	Guadalupe-Palmarejo (gold stream) – Guadalupe-Palmarejo delivered 9,833 GEOs in Q2/2018. Coeur has raised full year 2018 gold production guidance due to higher grades at Guadalupe-Palmarejo.
•

Candelaria (gold and silver stream) – Candelaria delivered 14,472 GEOs, compared to 21,981 GEOs in Q2/2017.  Precious metals production levels are lower as a result of processing lower grade materials which has had a greater impact on gold and silver production.  Production is expected to recover in 2019.

•	Antapaccay (gold and silver stream) – Antapaccay delivered 15,717 GEOs in Q2/2018, a decrease of 9.5% year-over-year due to timing of deliveries.
•

Antamina (silver stream) – 9,151 GEOs from Antamina were sold during the quarter.  This is in-line with expectations and a decrease compared to 11,081 GEOs in Q2/2017.  Franco-Nevada has partnered with Compania Miñera Antamina S.A. (“CMA”), the Antamina joint venture company, in supporting and expanding CMA’s support of Enseña Peru, which aims to improve education at existing schools in the region.

•

Precious Metals — U.S.:  GEOs from U.S. precious metals assets increased by 3.0% year-over-year mainly due to a strong quarter from Bald Mountain which was offset by reduced deliveries from South Arturo which was expected. 19,930 GEOs were earned from U.S. precious metal assets.

•

Bald Mountain (0.875-5% royalty) – Increased tonnes on leach pads and caps expiring on a specific royalty contributed to a strong performance in the quarter, resulting in payments of 4,768 GEOs, compared to 923 GEOs in Q2/2017.

•

South Arturo (4-9% royalty) – Construction of the Phase 1 open pit and the El Nino underground mine have been accelerated with production from both operations expected later in 2018.  Additional work is planned to assess the potential of further mining opportunities that include a Phase 3 pit and processing of heap leach material from all pits.

•

Marigold (0.5-5% royalty) – SSR Mining provided a new life of mine plan which is expected to support mining for over 10 years and gold production for 15 years.  Annual gold production is forecast to exceed 265,000 ounces in 2021 and 2022, a more than 30% increase over 2017.

•	Stibnite Gold (1.7% royalty) – Midas Gold provided an updated permitting schedule for the Stibnite Gold project in Idaho indicating a modest delay relative to prior expectations.
•

Fire Creek/Midas (fixed gold deliveries and royalty) & Hollister (3-5% royalty) – Hecla closed its acquisition of Klondex’s three underground operations in Nevada including Fire Creek, Midas and Hollister.  Franco-Nevada has agreements and royalties covering all three properties.

•	Castle Mountain (2.65% royalty) – Equinox announced the results of a prefeasibility study envisioning gold production of 2.8 million ounces over a 16-year mine life.
•

Stillwater (5% royalty) – The Blitz project achieved first production in September 2017 and is expected to reach full production by late 2021 or early 2022.  Blitz is anticipated to increase total PGM production from Stillwater by more than 50% to approximately 850,000 ounces per year.

•

Precious Metals — Canada:   12,868 GEOs from Canadian precious metals assets were earned during the quarter, a decrease of 24.7% year-over-year compared with Q2/2017, primarily due to deliveries from the Sudbury assets.

•	Detour (2% royalty) – Detour Gold provided an updated life of mine plan with average annual production of 659,000 ounces over 22.6 years.
•

Hardrock (3% royalty) – Greenstone Gold Mines, the JV partnership advancing the Hardrock project, signed a Definitive Agreement with Long Lake #58 First Nation with respect to the development and operation of the project.

•

Brucejack (1.2% royalty) – Brucejack had a strong quarter benefitting from the implementation of a grade control system.  The operation expects to produce between 200,000-220,000 ounces of gold in the second half of 2018.  As of June 30, 2018, Brucejack has produced approximately 335,000 ounces of gold since start-up.  Franco-Nevada’s royalty begins after approximately 500,000 ounces have been produced which is expected to occur towards the end of 2018.

•

Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Continued exploration success at Macassa supports potential for future resource growth and resource conversion.  Kirkland Lake Gold has previously announced plans for a new shaft at the Macassa mine which would support higher levels of production and offer more effective underground exploration.  The two phase project is expected to be completed by the end of 2023.

•	Precious Metals — Rest of World: 23,159 GEOs from Rest of World precious metals assets were earned during the quarter, a slight increase of 2.2% year-over-year.
•

Sissingué (0.5% royalty) – Perseus Mining declared commercial production at Sissingué on April 1, 2018 following first gold pour on January 26, 2018. Franco-Nevada received its first payment under this royalty in Q2/2018.

•

Agi Dagi (2% royalty) – Alamos announced that it has been granted the GSM (Business Opening and Operation) permit required for the development of its Kirazli project in Turkey.  This is a positive indication for the permitting of Alamos’ two other projects in Turkey, Agi Dagi and Camyurt, on which Franco-Nevada has royalties.

•

Subika (2% royalty) – The Ahafo mill expansion was impacted by a tragic accident that resulted in six fatalities.  Newmont is working with the Government of Ghana for a safe restart of construction which has resulted in a minor delay in first gold. The Ahafo expansion projects (Subika underground and mill expansion) are expected to increase Ahafo’s production to 550,000-650,000 ounces per year for the first five full years of production (2020–2024).  Franco-Nevada estimates that the majority of underground reserves are covered by its royalty.

•

Tasiast (2% royalty) – The Phase One (12,000 tpd) expansion is complete, first ore has gone through the mill and commissioning is in final stages.  Phase Two activities are being paused as Kinross analyzes alternative intermediate throughput expansion options and engages in discussions with the Government of Mauritania.

•

Oil & Gas: Revenue from oil & gas assets increased to $22.7 million in Q2/2018 compared to $9.6 million in Q2/2017, reflecting the additional contributions from the SCOOP/STACK, Midland, Delaware and Orion royalties, higher prices and increased payments from Weyburn.

•	Weyburn (NRI, ORR, WI) – Weyburn generated $10.2 million in the quarter versus $6.5 million in the previous year with continued strong performance under Whitecap Resources, the new operator.

•

Delaware (various royalty rates) – The Delaware transaction closed in February 2018.  The effective date of the transaction was October 1, 2017 and the royalties have since generated $4.3 million in revenue which was booked in Q2/2018.  Rig activity in the basin is ahead of original expectations.

•	Midland (various royalty rates) – Midland contributed $1.9 million in the quarter, compared to $0.7 million in the previous year.
•

Orion (GORR) – Osum Oil Sands Corp. continues with its expansion of the Orion asset to over 18,000 barrels per day. Differentials for heavy oil prices in Western Canada widened during the quarter which negatively impacted revenue.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.24 per share.  The dividend will be paid on September 27, 2018 to shareholders of record on September 13, 2018 (the “Record Date”).  The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment.  During Q2/2018, the Company amended and restated the DRIP to allow for certain non-Canadian and non-U.S. shareholders to participate in the DRIP, subject to the satisfaction of certain conditions.  Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Consolidated Interim Financial Statements and Management’s Discussion and Analysis can be found today on Franco‑Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, August 9, 2018 at 8:00 a.m. Eastern Time to review Franco‑Nevada’s Q2/2018 results.

Interested investors are invited to participate as follows:

•	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
•	Conference Call Replay until August 16th: Toll-Free (888) 390-0541; International (416) 764-8677; Pass code 372650#
•	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Stefan Axell
Chief Financial Officer	Director, Corporate Affairs
(416) 306-6303	(416) 306-6328
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the completion of the transaction with Continental Resources, Inc. and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican Peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory,  political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the completion of the transaction with Continental Resources, Inc.; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1

GEOs include our gold, silver, platinum, palladium and other mining assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The gold price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average for the month, quarter, or year in which the mining commodity was produced or sold. For Q2/2018, the average commodity prices per ounce were as follows: $1,306 gold (Q2/2017 - $1,257), $16.57 silver (Q2/2017 - $17.26), $904 platinum (Q2/2017 - $940) and $979 palladium (Q2/2017 - $819).

2

Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): income tax expense/recovery; finance expenses; finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; foreign exchange gains/losses and other income/expenses and unusual non-recurring items.

3

Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and EPS: foreign exchange gains/losses and other income/expenses; impairment charges related to royalty, stream and working interests and investments; gains/losses on sale of royalty interests; gains/losses on investments; unusual non-recurring items; and the impact of income taxes on these items.

Reconciliations to IFRS measures:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$53.6	$45.6	$118.2	$91.2
Income tax expense	11.1	11.1	24.6	21.5
Finance expenses	0.8	0.8	1.7	1.6
Finance income	(0.7)	(1.1)	(1.7)	(2.0)
Depletion and depreciation	59.6	67.2	120.2	138.7
Non-cash costs of sales	1.8	2.3	3.7	4.1
Foreign exchange (gains)/losses and other (income)/expenses	0.1	(0.4)	(0.5)	(1.1)
Adjusted EBITDA	$126.3	$125.5	$266.2	$254.0
Basic weighted average shares outstanding	186.0	181.6	186.0	180.1
Adjusted EBITDA per share	$0.68	$0.69	$1.43	$1.41

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2018	2017	2018	2017
Net Income	$53.6	$45.6	$118.2	$91.2
Foreign exchange (gains)/losses and other (income)/expenses	0.1	(0.4)	(0.5)	(1.1)
Tax effect of adjustments	—	0.1	(0.1)	—
Other tax related adjustments:
Valuation allowance	—	0.8	—	0.8
Adjusted Net Income	$53.7	$46.1	$117.6	$90.9
Basic weighted average shares outstanding	186.0	181.6	186.0	180.1
Adjusted Net Income per share	$0.29	$0.25	$0.63	$0.50

Franco-Nevada Corporation

Condensed Consolidated Statement of Financial Position

(unaudited, in millions of U.S. dollars)

	At June 30,	At December 31,
	2018	2017
ASSETS
Cash and cash equivalents (Note 4)	$72.1	$511.1
Receivables	62.3	65.9
Prepaid expenses and other (Note 6)	45.5	39.4
Current assets	179.9	616.4

Royalty, stream and working interests, net (Note 3)	4,403.0	3,939.2
Investments (Note 5)	178.9	203.1
Deferred income tax assets	6.5	14.5
Other assets (Note 7)	13.7	15.2
Total assets	$4,782.0	$4,788.4

LIABILITIES
Accounts payable and accrued liabilities	$20.7	$21.5
Current income tax liabilities	0.8	1.1
Current liabilities	21.5	22.6

Deferred income tax liabilities	60.3	60.3
Total liabilities	81.8	82.9

SHAREHOLDERS’ EQUITY (Note 14)
Common shares	5,125.1	5,107.8
Contributed surplus	17.1	14.2
Deficit	(252.6)	(310.0)
Accumulated other comprehensive loss	(189.4)	(106.5)
Total shareholders’ equity	4,700.2	4,705.5
Total liabilities and shareholders’ equity	$4,782.0	$4,788.4

Subsequent event (Note 3 (a))

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q2/2018 Report available on our website

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income (Loss)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2018	2017	2018	2017
Revenue (Note 10)	$161.3	$163.6	$334.4	$336.3

Cost of sales
Costs of sales (Note 11)	29.8	33.9	60.0	73.8
Depletion and depreciation	59.6	67.2	120.2	138.7
Total cost of sales	89.4	101.1	180.2	212.5
Gross profit	71.9	62.5	154.2	123.8

Other operating expenses (income)
General and administrative expenses	7.0	6.6	12.2	12.7
Gain on sale of gold bullion	—	(0.1)	(0.3)	(0.1)
Total other operating expenses (income)	7.0	6.5	11.9	12.6
Operating income	64.9	56.0	142.3	111.2
Foreign exchange (loss) gain and other income (expenses)	(0.1)	0.4	0.5	1.1
Income before finance items and income taxes	64.8	56.4	142.8	112.3

Finance items
Finance income	0.7	1.1	1.7	2.0
Finance expenses	(0.8)	(0.8)	(1.7)	(1.6)
Net income before income taxes	64.7	56.7	142.8	112.7

Income tax expense (Note 13)	11.1	11.1	24.6	21.5
Net income	$53.6	$45.6	$118.2	$91.2

Other comprehensive (loss) income:

Items that may be reclassified subsequently to profit and loss:
Changes in the fair value of available-for-sale investments, net of income
tax (Note 5)	—	(11.8)	—	(10.3)
Currency translation adjustment	(17.3)	30.8	(40.5)	40.5

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other
comprehensive income, net of income tax (Note 5)	10.4	—	(15.3)	—
Other comprehensive (loss) income	(6.9)	19.0	(55.8)	30.2

Comprehensive income	$46.7	$64.6	$62.4	$121.4
Basic earnings per share (Note 15)	$0.29	$0.25	$0.64	$0.51
Diluted earnings per share (Note 15)	$0.29	$0.25	$0.63	$0.51

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q2/2018 Report available on our website

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the six months ended
	June 30,
	2018	2017
Cash flows from operating activities
Net income	$118.2	$91.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	120.2	138.7
Non-cash costs of sales	3.7	4.1
Share-based payments	2.6	3.1
Unrealized foreign exchange gain	(0.1)	(0.6)
Deferred income tax expense	11.8	6.0
Other non-cash items	(0.6)	(0.7)
Acquisition of gold bullion	(13.3)	(12.1)
Proceeds from sale of gold bullion	6.3	9.4
Operating cash flows before changes in non-cash working capital	248.8	239.1
Changes in non-cash working capital:
Decrease in receivables	3.6	16.0
Increase in prepaid expenses and other	(2.5)	(9.3)
Decrease (increase) in current liabilities	(1.1)	0.5
Net cash provided by operating activities	248.8	246.3

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(613.4)	(198.2)
Acquisition of oil & gas well equipment	(0.6)	(0.9)
Net cash used in investing activities	(614.0)	(199.1)

Cash flows from financing activities
Credit facility amendment costs	(0.5)	(1.0)
Payment of dividends	(70.6)	(62.2)
Proceeds from exercise of warrants	—	356.4
Proceeds from exercise of stock options	—	7.8
Net cash (used in) provided by financing activities	(71.1)	301.0
Effect of exchange rate changes on cash and cash equivalents	(2.7)	13.1
Net change in cash and cash equivalents	(439.0)	361.3
Cash and cash equivalents at beginning of period	511.1	253.0
Cash and cash equivalents at end of period	$72.1	$614.3

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$1.1	$1.2
Income taxes paid	$16.0	$29.4

The accompanying notes are an integral part of these condensed consolidated interim financial statements and can be found in our Q2/2018 Report available on our website